Exhibit 107.1
Calculation of Filing Fee Tables
SCHEDULE 14A
(Form Type)
The National Security Group, Inc.
(Exact Name of Registrant as Specified in its Charter)
Table 1 — Transaction Value

	Proposed Maximum Aggregate Value of Transaction	Fee rate	Amount of Filing Fee**
Fees to Be Paid	$41,408,533.2	0.0000927	$3,838.57
Fees Previously Paid	—		—
Total Transaction Valuation*	$41,408,533.2
Total Fees Due for Filing			$3,838.57
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$3,838.57
*    Estimated for purposes of calculating the filing fee only. The maximum aggregate value was determined based upon the sum of 2,532,632 shares of common stock multiplied by $16.35 per share.
**    In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the transaction value by 0.0000927.